SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)

AND AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Callidus Software

(Name of Issuer)

Common Stock

(Title of Classes of Securities)

13123E500

(CUSIP Numbers)

April 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

:x	Rule 13d-1(b)
:	Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13123E500

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Invesco Ltd. IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Invesco Ltd. - Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* See Item 3 of this statement

Item 1(a). Name of Issuer:

Callidus Software, Inc.

(b). Address of Issuer’s Principal Executive Offices:

160 West Santa Clara Street; 15th Floor; San Jose, CA 95113; United States

Item 2(a). Name of Person Filing:

Invesco Ltd.

(b). Address of Principal Business Office or, if none, residence of filing person:

1555 Peachtree Street NE; Atlanta, GA 30309; United States

(c). Citizenship of filing person:

Bermuda

(d). Title of Classes of Securities:

Common Stock .001 par value per share

(e). CUSIP Numbers:

13123E500

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or

240.13d-2(b) or (c), check whether the person filing is a:

(e) ☒ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4. Ownership:

Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being  reported on By the Parent Holding Company:

Invesco is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions.

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of a Group:

N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

05/06/09

Date

Invesco Ltd.

By:	/s/ Lisa Brinkley

Lisa Brinkley

Global Assurance Officer